Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement, dated April 21, 2021

Registration Statement No. 333-249169

First Guaranty Bancshares, Inc.

Depositary Shares, Each Representing a 1/40th Interest in a Share of
6.75% Series A Fixed Rate Non-Cumulative Perpetual Preferred Stock

SUMMARY OF TERMS DATED APRIL 22, 2021

Issuer	First Guaranty Bancshares, Inc.
Security	Depositary Shares (“Depositary Shares”), each representing a 1/40th interest in a share of 6.75% Series A Fixed Rate Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”)
Size	1,200,000 Depositary Shares ($30,000,000 aggregate liquidation preference); or up to 1,380,000 Depositary Shares ($34,500,000 aggregate liquidation preference) if the underwriter exercises its option to purchase additional Depositary Shares
Maturity	Perpetual
Liquidation Preference	$25.00 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)
Dividend Rate (Non-Cumulative)	6.75% per annum
Dividend Payment Dates	Beginning June 1, 2021, and each September 1, December 1, March 1 and June 1 thereafter
Day Count	30/360
Optional Redemption	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after April 22, 2026 or (ii) in whole but not in part, within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated April 21, 2021), at a redemption price equal to $1,000 per share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends.
Trade Date	April 22, 2021
Settlement Date(1)	April 27, 2021 (T + 3)
Public Offering Price	$25.00 per Depositary Share
Underwriting Discount	3.50%
Net Proceeds (before expenses and fees) to Issuer(2)	$28,950,000
Book-Running Manager	Janney Montgomery Scott LLC
Expected Listing	The Issuer has filed an application to list the Depositary Shares with the Nasdaq Global Market under the symbol “FGBIP.” If the application is approved, trading of the Depositary Shares is expected to begin within 30 days after the original issue date.
CUSIP/ISIN	32043P 205/US32043P2056

(1)	Note: The underwriters expect to deliver the Depositary Shares in book-entry form only through the facilities of The Depository Trust Company and its participants.

(2)	Note: Assumes no exercise of the underwriter’s option to purchase additional depositary shares.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the final prospectus supplement (when available) and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Janney Montgomery Scott LLC at by emailing prospectus@janney.com.

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